

July 7, 2015

John Swygert
Executive Vice President and Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re: Ollie's Bargain Outlet Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-204942**

Dear Mr. Swygert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

Dilution, page 43

1. We note the table at the top of page 44 presenting the cash consideration paid to you by the existing shareholders and by the new investors. We also note your response to comment 3. Please tell us why your calculation of the effective cash consideration paid by your existing shareholders does not contemplate the dividends paid to those shareholders. In this regard, these cash dividends appear to reduce the effective cash cost of shares held by existing shareholders. You may also wish to include the calculation of the cash cost for existing shareholders in a footnote to this table so that your new investors understand how you derived that amount.

Executive and director compensation

Employment agreements, page 93

2. Please confirm that changes you expect to make to the employment agreements for Mark Butler and John Swygert have already been disclosed in the registration statement. If undisclosed changes remain, please provide them to us.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Faiza Rahman